April 19, 2011
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-12518

Dear Mr. Vaughn:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 5, 2011 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F.

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Form 20-F for the fiscal year ended December 31, 2009

General

1.
We note your response to prior comment 3 of our letter dated September 29, 2010. Please expand your qualitative materiality analysis to address your continuing business relationships with entities that are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals List, such as Bank Sepah, Bank Mellat, and Banco Nacional de Cuba.

Response

Bank Sepah and Bank Mellat

As described in our response to your letter dated September 29, 2010, Grupo Santander has exposure to Bank Sepah and Bank Mellat resulting from long-term export credit facilities signed in the past with those banks. As of April 11, 2011, these credit facilities comprised the following:

▪
€11.2 million owed by Bank Sepah to Grupo Santander pursuant to two bilateral credit facilities extended in May 1996 and in February 2004. These credit facilities mature on May 29, 2012 and September 11, 2013, respectively;

▪	€3.0 million owed by Bank Mellat to Grupo Santander pursuant to two bilateral credit facilities extended in February 2000 and which mature in March 2012 and February 2012, respectively; and

▪	€8.2 million owed by Bank Mellat to Grupo Santander pursuant to Banco Santander’s participation in a syndicated credit facility signed in June 2005, which matures on July 6, 2015.

Currently, both Bank Sepah and Bank Mellat have defaulted on their payments under all of these agreements and, as such, Banco Santander is being repaid the amounts due by official export credit agencies since between 95% and 99% of the outstanding amounts under these credit facilities are insured.

As described in our response dated October 29, 2010, Banco Santander also had certain performance guarantees (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participate in public bids in Iran) which were in place prior to April 27, 2007. However, we note that should any of the contractors default in their obligations under the public bids, Banco Santander would not be able to pay any amounts due to Bank Sepah or Bank Mellat since any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010 (the “Council Regulation”).

In light of the above, in assessing the qualitative materiality of our current relationships with Bank Sepah and Bank Mellat, we believe that the following must be considered:

▪
We have severed our business ties with all Iranian banks and ceased all banking activities there (correspondent relationships, taking deposits from Iranian entities, and issuing export letters of credit), except in connection with our relationships with Bank Sepah and Bank Mellat, which are limited to legacy export credits and performance guarantees, which are conducted in compliance with all applicable law, including the Council Regulation. We do not believe these very limited activities constitute active business relationships.

▪
We are not contractually permitted to cancel these arrangements without either (1) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees) or (2) forfeiting the outstanding amounts due to us (in the case of the export credits).

▪
At the time that the credit facilities and the performance guarantees were signed, many European governments, including the Spanish government, maintained normal diplomatic and trade ties with Iran, and their official export credit agencies (e.g. CESCE, COFACE, etc.) provided commercial and political risk insurance. The export credit facilities extended by Banco Santander were insured by these official export credit agencies.

In conclusion, we believe our contacts with Bank Sepah and Bank Mellat are an entirely insignificant and immaterial component of our business (from both a qualitative and quantitative basis).  Although these entities are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, given the de minimis nature of these contacts,  and that the only way to terminate these relationships would be to incur losses, we do not believe these contacts would be harmful to our reputation.  Accordingly, we do not believe that our limited business dealings with Bank Sepah and Bank Mellat would be qualitatively material to a reasonable investor making an investment decision about our shares.

Banco Nacional de Cuba

In our letter dated October 29, 2010, we noted that Banco Santander and/or its affiliates had correspondent relationships with banks in a number of different countries, including Cuba, for the purpose of carrying out commercial transactions on behalf of our customers. Banco Nacional de Cuba was one of the correspondent banks named in our letter.  However, we have been able to confirm that the reference to Banco Nacional de Cuba was an error and that we do not maintain a correspondent account with that entity, nor do we have any other relationship with it.

Note 7. Debt Instruments. Page F-79

2.
We note your response and proposed disclosure to prior comment 16 of our letter dated September 29, 2010. Given the significance of gross unrealized losses on equity securities to the related equity securities’ fair value at December 31, 2009, please tell us and revise future filings to disclose total gross unrealized losses on securities segregated between those losses incurred for 12-months or less and those incurred for 12-months or more. Further, if any of your equity securities have been underwater for greater than 12- months, please tell us and further expand your proposed disclosure to address in more detail how you were able to conclude that no impairment was necessary at period end. Please specifically address how you considered paragraph 61 of IAS 39 in your other-than-temporary impairment analysis for underwater equity securities.

Response

Taking into consideration the Staff’s comment, in future filings we will enhance our disclosures regarding available for sale equity securities by expanding the disclosure in the Notes to our financial statements as set forth below.

In relation to our consideration of paragraph 61 of IAS 39, please consider that in absence of any specific guidance in IFRS to determine when the decline in the fair value of an investment in equity instruments should be considered as significant and prolonged, we have consistently applied the criteria established by the Bank of Spain for all financial entities operating in Spain (40% and 18 months, as detailed in our suggested disclosure below) in our impairment analysis.

 “The following table shows the breakdown as of December 31, 2009, by security type and by geographical location of the issuer, of the unrealized gains and the unrealized losses (recognized as Valuation adjustments in Equity) of our available for sale portfolio:

	December 31, 2009
Millions of Euros	Unrealized gains	Unrealized losses	Net unrealized gains and losses	Fair value

Debt securities
Government and Central Bank debt
Spain	250	(10)	240	28,208
Other European countries	17	(4)	13	3,996
Latin America and other countries	172	(135)	37	26,409
Private debt	390	(165)	225	20,677
TOTAL DEBT SECURITIES	829	(314)	515	79,289

Equity securities
Domestic
Spain	86	(282)	(197)	2,478
International
United States	83	(5)	79	1,168
Other European countries	-	(192)	(192)	1,734
Latin America and other countries	655	(215)	440	1,952
TOTAL EQUITY SECURITIES	824	(694)	130	7,331
Of which:
Listed	667	(668)	(1)	5,877
Unlisted	157	(26)	131	1,455

Total “unrealized losses” on equity securities incurred for more than 12-months as of December 31, 2009 was €507 million.

At the end of each year, the Group makes an assessment of whether there is any objective evidence that any of its available for sale equity securities is impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default or material adverse change in the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether an equity security’s fair value is a consequence of factors intrinsic to such investment or, rather are consequence of uncertainties about the country’s or the overall economy, independent analyst reports and forecasts and other independent market data. The Group also analyses on a security-by-security basis the effect on the recoverable amount of each equity security of the significance and length of the decline in the fair value below cost. Unless extenuating circumstances exist, the Group considers reaching a 40% decline after 18 months below cost as indicators of objective evidence of impairment -nevertheless impairment is recorded as soon as the Group considers that recoverable amount could be affected although this percentage and length of decline have not been reached-.

If after completing the abovementioned analysis the Group considers that the presence of one or several of these factors could impact the recoverable amount, an impairment loss is recognized in the profit and loss account. Additionally, in all circumstances, if the Group does not have the intent and ability to retain its investment in an equity instrument for a period of time sufficient to allow for the anticipated recovery of its costs, the instrument is written down to fair value.

The financial statements in our Form 20F show the impairment recorded by the Group (€2,404 million -of which €2,042 million corresponded to the impairment of the ownership interests held in the Royal Bank of Scotland and Fortis –see Note 8.d- in 2008 and €494 million in 2009) as a consequence of the above assessments.

For those securities that presented unrealized losses as of December 31, 2009 and 2008, we completed the assessment mentioned above and concluded that no additional impairments were needed.”

During 2010 we completed again the analysis described above and we recognized impairments for all equity securities whose recoverable amounts we considered could be lower than their carrying value. Impairments recorded in 2010 included that corresponding to one specific equity security -whose unrealized losses for more than 12-months as of December 31, 2009  amounted to €212 million- after having considered significant and prolonged the decline in its fair value. No additional significant impairments were recorded in 2010 for the remainder of the equity securities that showed unrealized losses for more than 12-months as of December 31, 2009 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable. These other equity securities with unrealized losses for more than 12-months (€295 million) are not material to the Group’s consolidated financial statements considered as a whole.

* * * *

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-289-3392.

Very truly yours,

/s/ José Manuel de Araluce Larraz

José Manuel de Araluce Larraz
Chief Compliance Officer